SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

CoTherix, Inc.

(Name of Subject Company)

CoTherix, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

22163T103

(CUSIP Number of Class of Securities)

Donald J. Santel

Chief Executive Officer

2000 Sierra Point Parkway, Suite 600

Brisbane, CA 94005

(650) 808-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copy to:

Ashley C. Gould, Esq. Vice President, Legal Affairs CoTherix, Inc. 2000 Sierra Point Parkway, Suite 600 Brisbane, California 94005 (650) 808-6500	Michael J. Kennedy, Esq. O’Melveny & Myers LLP 275 Battery Street San Francisco, CA 94111 (415) 984-8700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is CoTherix, Inc. (“CoTherix” or the “Company”), a Delaware corporation. The address of the principal executive offices of CoTherix is 2000 Sierra Point Parkway, Suite 600, Brisbane, CA 94005. The telephone number of the principal executive offices of CoTherix is (650) 808-6500.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.001 per share, of CoTherix (the “Common Stock”). As of December 6, 2006 there were 28,783,794 shares of Common Stock outstanding.

2. Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of CoTherix, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

(b) Tender Offer. This Schedule 14D-9 relates to the offer (the “Offer”) by Actelion US Holding Company, a Delaware corporation (“Actelion”), through its wholly-owned subsidiary, Curl Acquisition Subsidiary, Inc., a Delaware corporation (the “Purchaser”), as disclosed in a Tender Offer Statement on Schedule TO dated December 8, 2006, to purchase each share of Common Stock for a payment of $13.50 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 19, 2006, among Actelion, the Purchaser and CoTherix (the “Merger Agreement”).

The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver (where permissible) of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into CoTherix (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock held by Actelion, the Purchaser or any other subsidiaries of Actelion, the Company or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. As a result of the Offer and the Merger, CoTherix will become a wholly-owned subsidiary of Actelion. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9, is incorporated herein by reference.

The Schedule TO states that the principal executive offices of Actelion and the Purchaser are located at 5000 Shoreline Court, Suite 200, South San Francisco, California, 94080.

3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company and: (i) its executive officers, directors or affiliates; or (ii) Actelion, the Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with the Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “CoTherix Board”) after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of the Company

In considering the recommendation of the CoTherix Board as set forth in Item 4 below, CoTherix’s stockholders should be aware that certain executive officers of the Company and each member of the CoTherix Board have interests in the Offer and the Merger, which are described below and in the Information Statement, which may present them with certain conflicts of interest. The CoTherix Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

Information Statement

Certain agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are described in the Information Statement.

Indemnification

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of the Company. In addition, the Charter provides that the Company’s directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or the Company’s stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. In addition, the bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law and is required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or other officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor. The Company maintains liability insurance which insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify the Company’s directors and officers.

The Company also has entered into indemnification agreements with each of its directors, officers and other covered persons which provide that the Company is required to indemnify and hold harmless each of its directors, officers and other covered persons party to such an indemnification agreement to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Actelion has agreed not to cause a change in the Charter or Bylaws, as in effect at the Effective Time, of the surviving corporation in the Merger, that would adversely affect the rights thereunder of the individuals who at the Effective Time were directors, officers or employees of the Company. In addition, the Merger Agreement provides that Actelion will cause the surviving corporation in the Merger to honor the obligations of the Company to comply with the indemnification, advancement and exculpation provisions under the Charter, Bylaws and all indemnification agreements in effect as of the date of the Merger Agreement between the Company and any of its directors and officers and other covered persons.

The Merger Agreement further provides that, for a period of six years after the Effective Time, Actelion will cause Purchaser to maintain in effect the Company’s directors’ and officers’ liability insurance in effect as of the date of the Merger Agreement in respect of acts or omissions occurring (or allegedly occurring) at or prior to the Effective Time, on terms and conditions no less favorable to any of the Company’s directors and officers and other covered persons than in effect on the date of the Merger Agreement. However, Actelion will not be obligated to pay an annual premium in excess of 250% of the current annual premium paid by the Company for such coverage. In lieu of maintaining such insurance for such six-year period, the Company may purchase a prepaid “tail” policy on the directors’ and officers’ liability insurance policy for such period.

Change in Control Severance Agreements

On November 19, 2006, the compensation committee of the CoTherix Board, which committee is comprised solely of independent directors of the Company, approved the Company’s entering into Change in Control Severance Agreements with Donald J. Santel, the Company’s Chief Executive Officer, Thomas L. Feldman, the Company’s President and Chief Business Officer, James E. Pennington, M.D., the Company’s Executive Vice President and Chief Medical Officer, Christine E. Gray-Smith, the Company’s Executive Vice President and Chief Financial Officer, and George W. Mahaffey, the Company’s Senior Vice President, Sales and Marketing. These Change in Control Severance Agreements provide severance benefits to these executives should their employment terminate in certain circumstances in connection with a change in control of the Company. The Change in Control Severance Agreement between the Company and Mr. Santel is attached hereto as Exhibit (e)(3) (the “Santel Agreement”) and the form of Change in Control Severance Agreement entered into between the Company and each of Mr. Feldman, Dr. Pennington, Ms. Gray-Smith and Mr. Mahaffey is attached hereto as Exhibit (e)(4) (the “Executive Officer Agreement”). Each of these agreements is incorporated herein by reference.

Under the Santel Agreement, in the event that the Company terminates Mr. Santel’s employment without cause or in the event that Mr. Santel terminates his employment for good reason, in either case within 12 months after a change in control of the Company, Mr. Santel would be entitled to receive a cash lump sum payment equal to (i) the sum of Mr. Santel’s highest annual base salary during the term of his employment and target annual bonus for the year in which the termination occurs, multiplied by (ii) 2.0. (For these purposes, the terms “cause,” “good reason” and “change in control” are each as defined in the Santel Agreement.) In addition, in such circumstances, Mr. Santel will also be entitled to (i) a pro-rata bonus for the year in which the termination occurs (based on the number of days he is employed during such year); (ii) payment or reimbursement for the cost of the premiums charged to continue his medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act for a period of up to two years following termination (in addition to premiums for eligible dependents); (iii) accelerated vesting of outstanding stock options; and (iv) at Mr. Santel’s election, either a cash payment equal to $15,000 to be used for transitional support, or transitional support through an outplacement firm selected by the Company. In addition, should Mr. Santel’s benefits be subject to the excise tax imposed under Section 280G of the U.S. Internal Revenue Code of 1986 (“Section 280G”), the Company will make an additional payment to Mr. Santel so that the net amount of such payment (after taxes) received by Mr. Santel is sufficient to pay the excise tax due (a “gross-up payment”). Mr. Santel’s right to benefits under the Santel Agreement is subject to his executing a release of claims in favor of the Company upon the termination of his employment.

The terms of the Executive Officer Agreement are substantially identical to those of the Santel Agreement as described above, except that (i) the multiplier used to calculate the cash severance benefit is 1.5 (as opposed to 2.0) for Mr. Feldman, Dr. Pennington and Ms. Gray-Smith and 1.0 (as opposed to 2.0) for Mr. Mahaffey; (ii) the length of continued medical coverage is 18 months (as opposed to two years) for Mr. Feldman, Dr. Pennington and Ms. Gray-Smith and 12 months (as opposed to two years) for Mr. Mahaffey; (iii) the potential cash transitional support is $10,000 for Mr. Mahaffey; and (iv) in the event that the benefits of Mr. Feldman, Dr. Pennington, Ms. Gray-Smith or Mr. Mahaffey would be subject to the excise tax imposed under Section 280G, such officers would not be entitled to receive a gross-up payment.

The foregoing summary of the Santel Agreement and the Executive Officer Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreements, attached as Exhibit (e)(3) and Exhibit (e)(4), respectively, and incorporated herein by reference.

(b) Arrangements with Purchaser and Actelion

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase, dated December 8, 2006, and filed as exhibit (a)(1)(i) to the Schedule TO filed by Actelion on December 8, 2006 (the “Offer to Purchase”) and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that CoTherix, Actelion and Purchaser made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among CoTherix, Actelion and Purchaser rather than establishing matters as facts.

Tender and Voting Agreements

As an inducement to enter into the Merger Agreement, and in consideration thereof, Actelion entered into a tender and voting agreement (the “Voting Agreement”) with each of the following stockholders of CoTherix: Donald J. Santel, Klara A. Dickinson, James E. Pennington, M.D., Benson Fong, Abhay Joshi, Ph.D., George W. Mahaffey, Christine E. Gray-Smith, Thomas L. Feldman, Brian K. Kinion, Ashley C. Gould, Nicholas J. Simon, MPM Capital L.P., James I. Healy, M.D., Ph.D., Sofinnova Ventures, Daniel S. Janney, Alta Partners, David W. Gryska, Robert B. Chess, and Goodwin Family Trust, dated as of the date of the Merger Agreement. Pursuant to the Voting Agreement, each of the persons or entities set forth in the preceding sentence has agreed to tender his, her or its shares of Common Stock in the Offer (including any shares of Common Stock each such Stockholder may acquire in the future), within ten business days after the commencement of the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms.

In addition, pursuant to the Voting Agreements, each stockholder who did not execute a Supplemental Proxy Agreement (as defined below) granted to the directors of Actelion an irrevocable proxy to, at any meeting of the stockholders of CoTherix called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such stockholder of its shares of Common Stock (including any shares of Common Stock each such stockholder may acquire in the future) in favor of the adoption by CoTherix of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby. Pursuant to the Supplement to Tender and Voting Agreement, each dated as of the date of the Merger Agreement (the “Supplemental Proxy Agreements”), each of Klara A. Dickinson, Abhay Joshi, Ph.D., George W. Mahaffey, Nicholas J. Simon, Ashley C. Gould, Brian K. Kinion, Daniel S. Janney, Robert B. Chess, and David W. Gryska withheld the power to vote any of such stockholder’s CoTherix common stock on any matter.

The summary of the form of the Voting Agreements and Supplemental Proxy Agreements contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Form of Tender and Voting Agreement, which is filed as Exhibit (e)(5) hereto, and the Form of Supplemental Proxy Agreement, which is filed as Exhibit (e)(6) hereto, each of which is incorporated herein by reference.

4. The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors

At a meeting held on November 19, 2006, the CoTherix Board unanimously (1) approved and declared that the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby are advisable and fair to, and in the best interests of, CoTherix and its stockholders, (2) resolved to recommend to the stockholders of the Company to tender all of their Company Stock pursuant to the Offer, vote in favor of the adoption of the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby, (3) approved the Voting Agreements and (4) approved and declared that the officers of the Company were authorized and directed to take all actions necessary and proper to execute the Merger Agreement and effectuate the Offer and the Merger and the other transactions contemplated thereby.

A copy of the letter to CoTherix’s stockholders communicating the CoTherix Board’s recommendation is filed as exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background and Reasons for CoTherix Board of Directors’ Recommendation.

Background of the Merger

The Company’s management and the CoTherix Board have periodically explored and assessed strategic alternatives for the Company, including, among other things, strategies to accelerate the growth and market opportunities for the Company’s product, product candidates and development opportunities and, as is customary in the biotechnology industry, have investigated the possibility of entering into licensing and co-development agreements with pharmaceutical and biotechnology companies.

In 2004 and 2005, Actelion provided technical assistance to the Company regarding the STEP trial, which evaluated the safety of a treatment regimen combining Ventavis and Tracleer. During the period 2004 to 2006, product and marketing personnel of both companies worked together to sponsor continuing medical education programs to increase understanding of pulmonary arterial hypertension in the physician community.

In 2006, Mr. Donald Santel, Chief Executive Officer of the Company, and Mr. Shalom Jacobovitz, President of Actelion Pharmaceuticals US, discussed arranging a meeting to explore the possibility of a business combination. A meeting was scheduled for August 10, 2006, between Actelion, represented by Drs. Jean-Paul Clozel, Chief Executive Officer of Actelion, and Simon Buckingham, President of Global and Corporation Development of Actelion, and the Company represented by Mr. Bradford Goodwin, Chairman of the Board of the Company, at the request of Mr. Santel (who was scheduled to be traveling at the time of the meeting). At this meeting, the Actelion representatives expressed their view that a business combination between the Company and Actelion would make strategic sense. Each participant also discussed their preliminary views on valuation. No confidential information was shared at the meeting. Mr. Goodwin undertook to relay the substance of the meeting to the CoTherix Board.

On August 15, 2006, the Company received a non-binding proposal from Actelion to purchase the Company for $10.00 per share in cash. The CoTherix Board met telephonically on August 18, 2006 to discuss Actelion’s proposal. At this meeting, legal counsel discussed the CoTherix Board’s fiduciary duties in connection with its consideration of the non-binding proposal from Actelion. At the request of the Company, CIBC World Markets Corp., the Company’s financial advisor, also reviewed with the CoTherix Board the financial terms of the proposal. After discussion, the CoTherix Board concluded that it was not willing to enter into a formal negotiation process with Actelion on the terms specified in Actelion’s non-binding proposal and instructed management to inform Actelion that the CoTherix Board had rejected Actelion’s proposal.

On August 18, 2006, Mr. Santel informed Dr. Clozel of the CoTherix Board’s decision to reject Actelion’s proposal. Mr. Santel and Dr. Buckingham had multiple telephonic conversations in which Mr. Santel reiterated the Company’s position.

On August 23, 2006, the Company received a revised non-binding proposal from Actelion. Under its revised proposal, Actelion offered to purchase the Company for $12.25 per share in cash. The CoTherix Board met on August 25 telephonically, together with senior management and the Company’s legal and financial advisors, to discuss Actelion’s revised proposal. After discussion, the CoTherix Board concluded that it was not willing to enter into a formal negotiation process with Actelion at the price indicated in Actelion’s revised proposal. On August 25, 2006, Mr. Santel conveyed to Dr. Buckingham the CoTherix Board’s conclusion regarding Actelion’s revised proposal. Actelion continued to express a willingness to enter into a more formal negotiation process with the Company and the parties continued to discuss the benefits of an acquisition with both maintaining their respective positions on valuation.

On September 1, 2006, the CoTherix Board met telephonically, together with senior management and the Company’s legal and financial advisors. At this meeting, the CoTherix Board instructed management to inform Actelion that it would need to provide additional value in order for the Company to proceed further, but, if it indicated a willingness to do so, the Company would continue discussions with Actelion and to invite Actelion to conduct exploratory, confidential due diligence, subject to the execution of a confidentiality and standstill agreement. Mr. Santel informed Dr. Buckingham of the CoTherix Board’s decision on September 8, 2006.

During late September 2006, Actelion requested additional information from CoTherix with respect to its business and products and the parties began to negotiate the terms of a confidentiality agreement. Also during this period, representatives of CIBC World Markets and Lehman Brothers Inc., Actelion’s financial advisor, discussed the format and scheduling of a meeting between Actelion and the Company’s senior management, along with the provision of limited due diligence items. A meeting was scheduled for October 5, 2006.

On October 4, 2006, the Company and Actelion executed and delivered a confidentiality agreement.

On October 5, 2006, representatives of Actelion and its financial and legal advisors met with senior management of the Company and with representatives of CIBC World Markets and O’Melveny & Myers LLP, the Company’s legal advisor, at O’Melveny & Myers’s offices in San Francisco. Senior management of the Company made a presentation to Actelion and its representatives to respond to informational requests and provided additional information about the Company to Actelion and its advisors.

On October 9, 2006, Dr. Buckingham met with Mr. Santel and presented a revised non-binding proposal to purchase the Company for $13.00 per share in cash. Mr. Santel committed to discuss this offer with the CoTherix Board.

The CoTherix Board met telephonically the morning of October 10, 2006 to consider Actelion’s revised proposal. Mr. Santel gave the CoTherix Board an overview of discussions to date with Actelion. Representatives from CIBC World Markets discussed with the CoTherix Board financial aspects of the proposal, and representatives of O’Melveny & Myers reviewed with the CoTherix Board its fiduciary responsibilities. After discussion, the CoTherix Board instructed management to convey to Actelion that Actelion would have to provide additional value. Thereafter, Mr. Santel informed Dr. Buckingham that the CoTherix Board was not willing to proceed unless Actelion provided additional value.

Late in the evening on the 10th of October, Dr. Buckingham informed Mr. Santel that Actelion would be prepared to pay $13.50 per share in cash, subject to satisfactory completion of in-depth due diligence, the negotiation of a definitive agreement and the full approval of the boards of directors of both companies. The CoTherix Board met telephonically on the evening of October 10, 2006, and authorized management to permit Actelion to conduct customary due diligence and to pursue negotiations of a definitive agreement. The CoTherix Board also authorized and directed CIBC World Markets to contact certain other third parties, to inquire of their potential interest in a business combination with the Company.

On October 11, 2006, O’Melveny & Myers delivered a draft merger agreement to Bingham McCutchen LLP, counsel for Actelion. Further drafts were exchanged between the parties between October 16, 2006 and November 1, 2006.

On October 12, 2006, the Company notified Schering AG, the licensor to the Company of the United States development and commercialization rights to the Iloprost compound Ventavis®, the Company’s sole marketed product, that the Company might enter into a business combination of a type specified in Section 14 of the Development and License Agreement between the Company and Schering AG (the “License Agreement”). In accordance with the License Agreement, Schering AG would then have ten days to decide whether to exercise its negotiation rights under Section 14 of the License Agreement. On October 20, 2006, Schering AG requested an extension of the period during which it would have to make the decision to exercise its rights, which the Company granted.

The CoTherix Board met telephonically on October 24, 2006. Mr. Santel updated the CoTherix Board on the status of due diligence and negotiations with Actelion and on Schering AG’s request for an extension. CIBC World Markets updated the CoTherix Board on its discussions on behalf of the Company with certain other third parties. Representatives of O’Melveny & Myers reviewed with the CoTherix Board its fiduciary duties and the status of negotiations regarding the definitive merger agreement.

During the period until November 1, 2006, Actelion and its financial, legal and other technical advisors conducted in-depth due diligence and the Company and Actelion and their respective legal advisors engaged in negotiations regarding a definitive merger agreement.

On November 1, 2006, the Company received Schering AG’s notice of its exercise of its negotiation right. On the same date, the Company ceased discussions with Actelion and ceased providing due diligence materials to Actelion. The Company and Schering AG entered into a confidentiality agreement on November 9, 2006. From November 9, 2006 through November 17, 2006, Schering AG and its representatives conducted due diligence on the Company. On November 15, 2006, senior management of the Company made presentations to representatives of Schering AG. On November 17, 2006, Schering AG orally informed the Company (which was subsequently confirmed in writing) that it was relinquishing its negotiation rights under the License Agreement and that, at that point, it did not wish to pursue further discussions. Later that day, Mr. Santel called Dr. Buckingham to inquire whether Actelion wished to resume negotiations and, at the Company’s request, representatives of CIBC World Markets made similar calls to Lehman Brothers. Actelion confirmed that it wished to resume negotiations at its previous offer of $13.50 per share in cash.

During the period from November 17, 2006 through November 19, 2006, the Company and Actelion together with their respective legal counsel negotiated the terms of a definitive merger agreement and Actelion completed its due diligence review.

On November 19, 2006, Actelion received approval from a previously appointed subcommittee of the Actelion Board to proceed with the transaction.

On November 19, 2006, the CoTherix Board met to review and consider Actelion’s offer. Mr. Santel and representatives of CIBC World Markets updated the CoTherix Board on the status of negotiations with Actelion. Representatives of O’Melveny & Myers reviewed the CoTherix Board’s fiduciary duties in the context of a transaction of this kind and summarized the terms of the definitive merger agreement as negotiated with Actelion. Also at this meeting, CIBC World Markets rendered to the CoTherix Board an oral opinion (which was confirmed by delivery of a written opinion dated November 19, 2006) to the effect that, as of November 19, 2006 and based on and subject to the matters described in its opinion, the $13.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Actelion, the Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. After discussion among the participants in the meeting to address questions from the CoTherix Board, the CoTherix Board, by a unanimous vote, approved the Merger Agreement and Voting Agreements and the transactions contemplated thereby, including the Offer and the Merger, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, CoTherix and its stockholders and recommended that the CoTherix stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

At approximately 10:00 PM Pacific (US) Standard Time on November 19, 2006 and 7:00 AM Central European Time on November 20, 2006, the Company and Actelion issued a joint press release announcing the execution of the Merger Agreement.

On December 8, 2006, the Purchaser commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the CoTherix stockholders tender all of their shares of Common Stock pursuant to the Offer and vote their shares of Common Stock in favor of the adoption of the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby, in accordance with the applicable provisions of Delaware law, the CoTherix Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following:

•	Financial Condition and Prospects of the Company. The CoTherix Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company. The CoTherix Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The CoTherix Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Common Stock was acquired for cash. These risks and uncertainties included risks relating to CoTherix’s ability to successfully develop and market its current and future products and product candidates, potential difficulties or delays in its clinical trials and product development and formulation, regulatory developments involving current and future products and its effectiveness at managing its financial resources (including financing its research and development activities and the commercialization of its current and any future products), as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Offer Price; Historical Trading Prices. The CoTherix Board considered the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of approximately 21% over the $11.20 closing price per share of the Common Stock on the Nasdaq on November 17, 2006, the last trading day prior to the execution of the Merger Agreement, and a premium of approximately 72% over the closing price of the Common Stock one month prior to the execution of the Merger Agreement.

•	Results of Process Conducted. The CoTherix Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and advisors, to evaluate strategic alternatives, including the discussions with Actelion and Schering AG and the solicitation of interest on behalf of several other parties and the fact that none of them determined to make an offer to acquire CoTherix or to enter into discussions or negotiations regarding such a transaction on terms more favorable to the Company than those contemplated by the Merger Agreement, or at all. The CoTherix Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Common Stock at a higher price per share than the Offer Price. Based on the results of that process and CoTherix’s extended arm’s-length negotiations with Actelion, the CoTherix Board believed that the Offer Price represented the highest price per share of Common Stock that was reasonably attainable.

•

Cash Tender Offer; Certainty of Value. The CoTherix Board considered that the Offer provides for a cash tender offer for all shares of Common Stock held by CoTherix stockholders to be followed by the Merger in which all of the outstanding shares of Common Stock (other than shares of Common Stock held by Actelion, the Purchaser or any other subsidiaries of Actelion, the Company or, if applicable, by stockholders who perfect appraisal rights under Delaware law) would be converted into cash equal to the Offer Price, thereby enabling CoTherix stockholders, at the earliest possible time to receive payment for their shares.

•	Opinion of the Company’s Financial Advisor. The CoTherix Board considered the opinion of CIBC World Markets, dated November 19, 2006, to the CoTherix Board as to the fairness, from a financial point of view and as of such date, of the $13.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Actelion, the Purchaser and their respective affiliates). The full text of CIBC World Markets’ written opinion, dated November 19, 2006, which describes the assumptions made, matters considered and limitations on the review undertaken, attached as Annex II hereto, is incorporated herein by reference. CIBC World Markets’ opinion was provided to the CoTherix Board for its information in its evaluation of the $13.50 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. CIBC World Markets’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Common Stock are encouraged to read the opinion carefully in its entirety.

•	Terms of the Merger Agreement. The CoTherix Board reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties, covenants and termination rights of the parties set forth in the Merger Agreement. Those matters considered included:

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The CoTherix Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The CoTherix Board considered the provisions in the Merger Agreement that provide for the ability of the CoTherix Board under certain circumstances and in accordance with certain requirements of the Merger Agreement to engage or participate in discussions or negotiations with a person that has made a bona fide acquisition proposal that the CoTherix Board determines in good faith constitutes or is reasonably likely to lead to a superior proposal and/or furnish to such person non-public information relating to the Company pursuant to a confidentiality, standstill and non-solicitation agreement if certain conditions are satisfied, including that the CoTherix Board shall have reasonably determined in good faith that the failure to take such action would constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable legal requirements, as well as providing prior notice of such intended action to Actelion as set forth in the Merger Agreement.

•	Ability to Change Recommendation. The CoTherix Board considered the provisions in the Merger Agreement that provide for the ability of the CoTherix Board under certain circumstances to withdraw, qualify or modify in a manner adverse to Actelion the CoTherix Board’s recommendation to the CoTherix stockholders that they accept the Offer, tender their shares of Common Stock to the Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement if certain conditions are satisfied, including that the CoTherix Board shall have reasonably determined in good faith that the failure to so withdraw, qualify or modify the CoTherix Board’s recommendation is likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable legal requirements, that such withdrawal, qualification or modification is being made primarily as a result of a superior proposal and at least five day prior written notice is given to Actelion if the CoTherix Board’s intent to so withdraw, qualify or modify its recommendation to Actelion.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The CoTherix Board considered the provisions in the Merger Agreement that provide for the ability of the CoTherix Board to terminate the Merger Agreement (i) in case of an uncured breach of any representations, warranties, covenants or agreements made by Actelion or the Purchaser in the Merger Agreement that is not reasonably likely to be curable by the Termination Date (as defined in the Merger Agreement) and, if not cured, is reasonably likely to prevent Actelion or the Purchaser from accepting for payment or paying for Company shares pursuant to the Offer and Merger, or (ii) in order to enter into a definitive agreement with respect to a superior proposal, if, concurrent with such termination, the Company pays Actelion the termination fee of $14 million.

•	Termination Fee. The CoTherix Board considered the $14 million termination fee that could become payable pursuant to the Merger Agreement and the circumstances under which such fee would become payable.

•	Appraisal Rights. The CoTherix Board considered the availability of appraisal rights with respect to the Merger for CoTherix stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

The CoTherix Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Termination Fee. The CoTherix Board considered the restrictions that the Merger Agreement impose on the Company’s ability to actively solicit competing bids, and the insistence of Actelion as a condition to its Offer that CoTherix would be obligated to pay a termination fee of $14 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

•	Failure to Close. The CoTherix Board considered that the conditions to Actelion’s and Purchaser’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of CoTherix’s control. The CoTherix Board considered the fact that, if the Offer and Merger are not consummated, CoTherix’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and CoTherix will have incurred significant transaction costs, attempting to consummate the transaction. The CoTherix Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of CoTherix’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of Common Stock could be adversely affected.

•	Pre-Closing Covenants. The CoTherix Board considered that, under the terms of the Merger Agreement, CoTherix agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that CoTherix will not take a number of actions related to the conduct of its business without the prior written consent of Actelion. The CoTherix Board further considered that these terms of the Merger Agreement may limit the ability of CoTherix to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The CoTherix Board considered the fact that, subsequent to completion of the Merger, CoTherix will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the CoTherix stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Tax Treatment. The CoTherix Board considered the fact that gains from this transaction would be taxable to the CoTherix stockholders for U.S. federal income tax purposes.

The CoTherix Board believed that, overall, the potential benefits of the Offer and the Merger to the CoTherix stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the CoTherix Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the CoTherix Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the CoTherix Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the CoTherix Board were aware of the interests of executive officers and directors of CoTherix as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender

To the knowledge of CoTherix after reasonable inquiry, CoTherix and all of CoTherix’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all shares of Common Stock held of record or beneficially by them and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, please see “Arrangements with Purchaser and Actelion—Tender and Voting Agreement” above.

5. Person/Assets Retained, Employed, Compensated or Used.

The CoTherix Board retained CIBC World Markets to act as its financial advisor in connection with the Offer and the Merger. CoTherix has agreed to pay CIBC World Markets for its financial advisory services an aggregate fee of approximately $4.5 million, a portion of which was payable in connection with the delivery of CIBC World Markets’ opinion and a significant portion of which is contingent upon consummation of the Offer and the Merger. CoTherix also has agreed to reimburse CIBC World Markets for its reasonable expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. CIBC World Markets and its affiliates in the past have provided services to CoTherix unrelated to the Offer and the Merger, for which services CIBC World Markets and its affiliates have received compensation, including having acted as joint bookrunner in connection with certain equity offerings of CoTherix. In addition, certain employees (including a managing director of the healthcare group) of CIBC World Markets currently hold an indirect investment in shares of Common Stock through a fund which holds or is affiliated with an entity which holds such shares. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of CoTherix and certain affiliates of Actelion for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

6. Interest in Securities of the Subject Company

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director or affiliate of the Company.

During the 60 days prior to the date of this Schedule 14D-9 and in the ordinary course of business, the Company has granted options to purchase shares of Common Stock to employees pursuant to the Company’s option plan.

7. Purposes of the Transaction and Plans or Proposals

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the CoTherix Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

8. Additional Information

Information Statement

The Information Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the CoTherix Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company a number shares of Common Stock equal to the lowest number of CoTherix shares that, when added to the number of Common Stock owned by the Purchaser at the time of such exercise, constitutes one share more than 90% of the Common Stock outstanding (assuming the issuance of the Top-Up Option shares) at the time of exercise of the Top-Up Option at a price per share equal to the offer price.

The Top-Up Option may be exercised by the Purchaser in whole (and not in part), at any one time after the occurrence of a Top-Up Exercise Event, which event shall occur only after the Purchaser has accepted Common Stock pursuant to the Offer constituting at least 85% of Common Stock then outstanding.

Vote Required to Approve the Merger and DGCL Section 253

The CoTherix Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

CoTherix is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. CoTherix’s Board has approved the Merger Agreement, the Voting Agreement, and the transactions contemplated by the Merger Agreement and the Voting Agreement. Accordingly, Section 203 is inapplicable to the Merger Agreement, the Voting Agreement, and the transactions contemplated by the Merger Agreement and the Voting Agreement. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Actelion’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Actelion and the Purchaser filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer and the Merger on November 22, 2006, and the required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on December 7, 2006.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Actelion, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. Based upon an examination of publicly available information relating to the businesses in which Actelion and the Company are engaged, the Company believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of record of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the

Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, CoTherix, Inc., 2000 Sierra Point Parkway, Suite 600, Brisbane, CA 94005. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Actelion would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Actelion has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

WHERE YOU CAN FIND MORE INFORMATION

CoTherix files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room 100 F Street, NE Washington, D.C. 20549	Northeast Regional Office 3 World Financial Center Room 4300 New York, NY 10221	Pacific Regional Office 5670 Wilshire Boulevard, 11th Floor Los Angeles, CA 90036

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like CoTherix, who file electronically with the SEC. The address of that site is http://www.sec.gov.

9. Exhibits.

(a)(1)(1)	Joint Press Release, dated November 20, 2006, of Actelion Ltd. and CoTherix, Inc. (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by CoTherix, Inc. on November 22, 2006).

(a)(1)(2)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).*

(a)(2)	Letter to Stockholders from the Board of Directors of CoTherix, Inc. recommending the Offer.*

(a)(3)	Opinion of CIBC World Markets Corp. to the Board of Directors of CoTherix, Inc., dated November 19, 2006 (incorporated by reference to Annex II attached to this Schedule 14D-9).*

(e)(1)	Merger Agreement, dated as of November 19, 2006, by and among Actelion US Holding Company, Curl Acquisition Subsidiary, Inc. and CoTherix, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by CoTherix, Inc. on November 22, 2006).

(e)(2)	Form of Indemnification Agreement between CoTherix, Inc. and each if its directors and officers (incorporated by reference to Exhibit 10.1 attached to CoTherix, Inc.’s Current Report on Form 8-K filed on September 25, 2006).

(e)(3)	Change in Control Severance Agreement, dated as of November 19, 2006, by and between CoTherix, Inc. and Donald J. Santel (incorporated by reference to Exhibit 2.2 attached to the Current Report on Form 8-K filed by CoTherix, Inc. on November 22, 2006).

(e)(4)	Form of Change in Control Severance Agreement, dated as of November 19, 2006, by and between CoTherix, Inc. and each of Thomas L. Feldman, James E. Pennington, Christine E. Gray-Smith and George W. Mahaffey (incorporated by reference to Exhibit 2.3 attached to the Current Report on Form 8-K filed by CoTherix, Inc. on November 22, 2006).

(e)(5)	Form of Tender and Voting Agreement, dated as of November 19, 2006, by and among Actelion US Holding Company and certain stockholders of CoTherix (incorporated by reference to Exhibit 3 attached to the Schedule 13D filed by Actelion Ltd., Actelion US Holding Company and Curl Acquisition Subsidiary, Inc. on December 4, 2006).

(e)(6)	Form of Supplement to Tender and Voting Agreement entered into by and between Actelion US Holding Company and each of Klara A. Dickinson, Abhay Joshi, Ph.D., George W. Mahaffey, Nicholas J. Simon, Ashley C. Gould, Brian K. Kinion, Daniel S. Janney, Robert B. Chess and David W. Gryska (incorporated by reference to Exhibit 4 attached to the Schedule 13D filed by Actelion Ltd., Actelion US Holding Company and Curl Acquisition Subsidiary, Inc. on December 4, 2006).

*	Included in copies mailed to stockholders of CoTherix, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COTHERIX, INC.

By:	/s/ Donald J. Santel
Name: Donald J. Santel
Title: Chief Executive Officer

Date: December 8, 2006

Annex I:

Information Statement

COTHERIX, INC.

2000 Sierra Point Parkway, Suite 600

Brisbane, California 94005

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about December 8, 2006, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of CoTherix, Inc., a Delaware corporation (“CoTherix” or the “Company”), with respect to the tender offer by Curl Acquisition Subsidiary, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Actelion US Holding Company, a Delaware corporation (“Actelion”), to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to CoTherix. You are receiving this Information Statement in connection with the possible election of persons designated by Actelion to a majority of the seats on the board of directors of the Company (the “CoTherix Board”). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of November 19, 2006 (the “Merger Agreement”), by and among Actelion, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on December 8, 2006 to purchase all outstanding shares of Common Stock at a price of $13.50 per share in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase, dated December 8, 2006 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on January 8, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the CoTherix stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Actelion with the Securities and Exchange Commission (the “SEC”) on December 8, 2006.

Section 1.3 of the Merger Agreement provides that, promptly after such time as Purchaser accepts for payment shares of Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Actelion will be entitled to designate at its option up to that number of directors of the CoTherix Board equal to the product (rounded up to the next whole number) of the total number of directors on the CoTherix Board (determined after giving effect to any increase in the number of directors elected to the CoTherix Board pursuant to Actelion’s exercise of its option) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Actelion or any of its affiliates bears to the total number of shares of Common Stock then outstanding. The effect of Actelion’s exercise of its option is the ability to designate a majority of the CoTherix Board. In connection with the foregoing, the Company will promptly, at the option of Actelion, either increase the size of the CoTherix Board and/or obtain the resignation of such number of its current directors as is necessary to enable Actelion’s designees to be elected or appointed to the CoTherix Board. Following the election or appointment of Actelion’s designees to the CoTherix Board and prior to the Effective Time (as defined in the Merger Agreement), any amendment or termination of the Merger Agreement, any extension by the Company of the time for performance of any of the obligations or other acts of Actelion or Purchaser, or any waiver of any condition to the Company’s obligations or rights under the Merger Agreement, if such amendment,

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termination, extension or waiver would be reasonably likely to have an adverse effect on the stockholders of the Company other than Purchaser or its affiliates, will require the approval of a majority of the directors.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the CoTherix Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Actelion, Purchaser and Purchaser’s designees has been furnished to the Company by Actelion, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees to the Board from the executive officers and directors of Actelion and/or Purchaser listed in Annex I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such individuals in Annex I of the Offer to Purchase is incorporated herein by reference. Purchaser has informed the Company that each of the executive officers and directors of Actelion and/or Purchaser listed in Annex I of the Offer to Purchase who may be chosen has consented to act as a director of the Company, if so designated.

Based solely on the information set forth in Annex I of the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Actelion and/or Purchaser listed in Annex I of the Offer to Purchase (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Purchaser and Actelion, none of the executive officers or directors of Actelion and/or Purchaser listed in Annex I of the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Purchaser has informed the Company that, to the best of its knowledge, none of the executive officers or directors of Actelion and/or Purchaser listed in Annex I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is anticipated that Purchaser’s designees may assume office immediately following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than January 8, 2007, and that, upon assuming office, Purchaser’s designees would thereafter constitute a majority of the CoTherix Board.

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CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on December 6, 2006, there were 28,783,794 shares of Common Stock outstanding. The CoTherix Board currently consists of seven members.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth as of December 6, 2006 our directors and executive officers, their ages and the positions they held.

Name	Age	Position
Executive Officers and Directors
Donald J. Santel	46	Chief Executive Officer and Director
James I. Healy, M.D., Ph.D.	41	Director
David W. Gryska	50	Director
Daniel S. Janney	41	Director
Nicholas J. Simon	52	Director
Robert B. Chess	49	Director
Bradford S. Goodwin	52	Director, Chairman of the Board
Thomas L. Feldman	56	President and Chief Business Officer
Christine E. Gray-Smith	57	Executive Vice President, Chief Financial Officer and Secretary
James E. Pennington, M.D.	63	Executive Vice President and Chief Medical Officer
George W. Mahaffey	47	Senior Vice President, Sales and Marketing
Klara A. Dickinson	39	Vice President, Regulatory Affairs
Abhay Joshi, Ph.D.	44	Executive Vice President, Chief Technical Officer

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of CoTherix.

Donald J. Santel is Chief Executive Officer and a member of the CoTherix Board. Mr. Santel joined CoTherix in April 2000 as a member of our CoTherix Board. Mr. Santel served as President and Chief Executive Officer of CoTherix from April 2001 to October 2003. From October 2003 to August 2004, Mr. Santel served as President and Chief Operating Officer. In August 2004, Mr. Santel was elected Chief Executive Officer and relinquished the positions of President and Chief Operating Officer. Prior to joining CoTherix, from October 1999 to February 2000, Mr. Santel was a consultant to Neothermia Corporation, a medical device company. From January 1998 to September 1999, Mr. Santel was President and Chief Operating Officer at Reflow, Inc., a medical device company, and from January 1998 to October 1998, he was General Manager of CardioVasc, Inc., a medical device company. From 1992 to 1997, Mr. Santel held various positions at Cardiac Pathways

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Corporation, a medical device company, including Vice President of Marketing and International Sales and Vice President of Clinical Engineering. Mr. Santel holds a B.S.E. in biomedical engineering from Purdue University and an M.S. in electrical engineering from the University of Minnesota.

James I. Healy, M.D., Ph.D. joined the CoTherix Board in April 2001. Since June 2000, Dr. Healy has served as Managing Director of Sofinnova Ventures, a venture capital firm focusing on life sciences investments. From January 1998 to March 2000, Dr. Healy was employed at Sanderling Ventures, a venture capital firm. During 1997, Dr. Healy was a Novartis Foundation Bursary Award recipient and performed research at Brigham and Women’s Hospital. From August 1990 to July 1997, Dr. Healy was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy is currently on the boards of directors of Intermune, Inc., a biopharmaceutical company, and several private companies. Dr. Healy holds a B.A. in molecular biology and a B.A. in Scandinavian studies from the University of California, Berkeley, and an M.D. and a Ph.D. in immunology from the Stanford School of Medicine.

David W. Gryska joined the CoTherix Board in December 2004. Mr. Gryska is a principal at Strategic Consulting Group. From December 1998 to October 2004, Mr. Gryska served in various positions at Scios, Inc., a biopharmaceutical company, most recently as Senior Vice President and Chief Financial Officer. From 1993 to 1998, he served as Vice President of Finance and Chief Financial Officer at Cardiac Pathways, a medical device company. Prior to Cardiac Pathways, Mr. Gryska served as a partner at Ernst & Young LLP, an accounting firm. During his eleven years at Ernst & Young LLP, he focused on technology industries, with an emphasis on biotechnology and healthcare companies. Mr. Gryska is a member of the Board of Seattle Genetics, Inc., a biotechnology company and Pharmion Corporation, a pharmaceutical company. Mr. Gryska holds a B.A. in accounting and finance from Loyola University of Chicago and an M.B.A. from Golden Gate University.

Daniel S. Janney joined the CoTherix Board in April 2001. Since 1996, Mr. Janney has been a managing director of Alta Partners, a venture capital firm investing in information technologies and life science companies. Prior to joining Alta Partners, he was a Vice President at Montgomery Securities’ health care and biotechnology investment banking group from 1993 to 1996. Previously Mr. Janney was an Associate at Bankers’ Trust Company in its leveraged buyout/private equity group. From 2000 to 2005 Mr. Janney served on the Board of Corgentech, Inc., a biopharmaceutical company. Mr. Janney is currently on the boards of directors of Dynavax Technologies Corporation, a biopharmaceutical company, and several private companies. He holds a B.A. in history from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles.

Nicholas J. Simon, III joined the CoTherix Board in October 2003. Mr. Simon is a Managing Director at Clarus Ventures LLC, a company he co-founded in 2005. Since October 2001, Mr. Simon has been a General Partner at MPM BioVentures III. From April 2000 to July 2001, Mr. Simon was Chief Executive Officer, founder and a director of Collabra Pharma Inc., a pharmaceutical licensing and development company. From 1989 to April 2000, Mr. Simon served in various management positions with Genentech, Inc., a biotechnology company, including Vice President of Business and Corporate Development. From 1999 to 2003, Mr. Simon served on the Board of Intermune, Inc., a biopharmaceutical company, from 1999 to 2004, served on the Board of Genitope, Inc., a biotechnology company, from 2000 to 2002 served on the Board of Sangstat, Inc., a global biopharmaceutical company, which was acquired by Genzyme Corporation in 2003, and from 2003 to 2005 served on the Board of Rigel Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Simon is currently on the boards of directors of Barrier Therapeutics, Inc., a biopharmaceutical company, as well as several private companies. Mr. Simon holds a B.S. in microbiology from the University of Maryland and an M.B.A. from Loyola College.

Robert B. Chess joined the CoTherix Board in April 2004. Mr. Chess has been the Chairman of the Board at Nektar Therapeutics, formerly Inhale Therapeutic Systems, a drug delivery company, since 1999 and served as Nektar’s co-Chief Executive Officer from 1999 to 2000, as Chief Executive Officer from 1992 to 1999 and as President from 1991 to 1999. Mr. Chess assumed the role of acting President and Chief Executive Officer of

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Nektar on March 17, 2006. From 1987 to 1989, Mr. Chess was the co-Founder and President of Penederm, Inc., a dermatological pharmaceutical company. Prior to co-founding Penederm, Mr. Chess held various management positions at Intel Corporation and Metaphor Computer Systems (now part of IBM), and was a White House fellow during the George H. W. Bush administration serving as Associate Director, Office of Policy Development. Mr. Chess serves on the Board of the Biotechnology Industry Organization (BIO) and is Co-Chairman of BIO’s Intellectual Property Committee. Mr. Chess is a member of the Board of Pharsight Corporation, a software and consulting company serving the pharmaceutical and biotechnology industry, as well as a trustee of the Committee for Economic Development. Mr. Chess is on the faculty of the Graduate School of Business at Stanford. Mr. Chess holds a B.S. in engineering from the California Institute of Technology and an M.B.A. from Harvard Business School.

Bradford S. Goodwin joined the CoTherix Board in January 2004 and was named Chairman of the Board in September 2004. Since December 2001, Mr. Goodwin has served as Chief Executive Officer and a director of Novacea, Inc., an oncology drug development and commercialization company. From April 2000 to July 2001, Mr. Goodwin was President, Chief Operating Officer and founder of Collabra Pharma Inc., a pharmaceutical licensing and development company. From 1987 to 2000, Mr. Goodwin held various senior executive positions with Genentech, Inc., a biotechnology company, most recently Vice President of Finance. Mr. Goodwin holds a B.S. in business administration from the University of California, Berkeley.

Thomas L. Feldman is the President and Chief Business Officer of CoTherix. Mr. Feldman joined CoTherix in December 2003 as an Executive Vice President and our Chief Commercial Officer and relinquished those titles and became our President and Chief Business Officer in August 2004. From April 2003 to December 2003, Mr. Feldman served in a consulting capacity as Acting Vice President of Sales and Marketing at Genesoft Pharmaceuticals, Inc, a biopharmaceutical company. From January 1995 to December 2002, Mr. Feldman was Vice President of Sales and Marketing at Scios, Inc., a biopharmaceutical company. From 1993 through 1994, Mr. Feldman was National Sales Manager at Ortho Pharmaceutical Corporation (a Johnson & Johnson pharmaceutical company). From 1973 to 1993, he held various sales and marketing positions at Johnson & Johnson affiliate, McNeil Pharmaceutical, where he most recently served as National Sales Manager from 1990 to 1993. Mr. Feldman holds a B.S. in speech and business from North Dakota State University.

Christine E. Gray-Smith is Executive Vice President, the Chief Financial Officer and Secretary of CoTherix. Ms. Gray-Smith joined CoTherix in April 2004. From June 2001 to April 2004, Ms. Gray-Smith served as Chief Financial Officer of Triad Therapeutics, Inc., a biopharmaceutical company, and was promoted to Senior Vice President in 2003. From November 1997 to May 2001, Ms. Gray-Smith served as Vice President of Finance and Chief Financial Officer at Calydon, Inc., a biotechnology company. From August 1994 to November 1997, Ms. Gray-Smith served as the senior financial officer at SUGEN, Inc., a biopharmaceutical company, with her most recent title being Vice President of Finance. Previously, Ms. Gray-Smith served in senior financial management roles at Worldtalk Corporation, a provider of content security and policy management solutions, and Power Up Software Corporation. Ms. Gray-Smith also spent nine years with the international accounting firm of Arthur Young & Company (predecessor to Ernst & Young LLP). Ms. Gray-Smith holds a B.A. in sociology from the University of California, Berkeley and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

James E. Pennington, M.D. is Executive Vice President and the Chief Medical Officer of CoTherix. Dr. Pennington joined CoTherix in February 2004. From January 2001 to January 2004, Dr. Pennington served as Executive Vice President of Medical and Scientific Affairs at InterMune, Inc., a biopharmaceutical company. From June 1999 to January 2001, Dr. Pennington served as Senior Vice President of Research, Development and Clinical Affairs at Alpha Therapeutic Corporation, a biological and biopharmaceutical company. From October 1997 to February 1999, Dr. Pennington served as Senior Vice President of Clinical Research at Shaman Pharmaceuticals, Inc., a biopharmaceutical company. From September 1986 to June 1994, Dr. Pennington served as Director and from July 1994 to October 1997, he served as Vice President of Biological Clinical Research at Bayer Corporation. Prior to joining the pharmaceutical industry, Dr. Pennington spent 12 years as a member of

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the Harvard Medical School faculty. Dr. Pennington holds a B.A. from the University of Oregon and an M.D. from the University of Oregon Medical School and is Board Certified in internal medicine and infectious diseases.

George W. Mahaffey is Senior Vice President, Sales and Marketing of CoTherix. Mr. Mahaffey joined CoTherix in March 2004 as Vice President, Marketing and was promoted to Senior Vice President in September 2005. From 2000 to 2004, Mr. Mahaffey was Senior Director, Marketing and Business Development at Scios, Inc., a biopharmaceutical company. From 1997 to 2000, he was employed in sales and marketing roles at Neurex, Inc., a biopharmaceutical company. Mr. Mahaffey previously worked at the DuPont Co. for 18 years in various engineering and pharmaceutical sales positions. He holds a B.S. in chemical engineering from the University of Delaware and an M.B.A. from the University of South Florida.

Klara A. Dickinson is Vice President, Regulatory Affairs of CoTherix. Ms. Dickinson joined CoTherix in January 2004 as Director, Regulatory Affairs and was promoted to Vice President in September 2004. Prior to CoTherix, Ms. Dickinson spent six years at Scios, Inc., a biopharmaceutical company, serving most recently as Associate Director of Regulatory Affairs. From 1993 to 1997, she held several positions in the Quality Control and Regulatory Affairs departments at DEY Laboratories, a biopharmaceutical company. Ms. Dickinson holds a B.S. in biology from the College of Great Falls in Montana and is certified by the Regulatory Affairs Certification Board.

Abhay Joshi, Ph.D. is Executive Vice President and Chief Technical Officer of CoTherix. Dr. Joshi joined CoTherix in 2006. Prior to joining CoTherix, Dr. Joshi was the Vice President of Global Technical Operations, Specialty Pharmaceuticals at Allergan, Inc. Dr. Joshi received his BTech in Chemical Engineering from the Indian Institute of Technology, New Delhi, an M.S.E. and a Ph.D. in Chemical Engineering from the University of Michigan, Ann Arbor, and an M.B.E from the University of California, Irvine. Dr. Joshi also holds an adjunct faculty appointment at the University of Southern California School of Pharmaceutical Sciences and is a member of the Industrial Society of Pharmaceutical Engineers.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

CoTherix Board Structure and Committee Composition

As of the date of this Information Statement, the CoTherix Board has seven directors. Committees of the CoTherix Board include: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter adopted by the CoTherix Board. All of the committee charters are available on CoTherix’s website at http://www.cotherix.com.

The following table provides membership and meeting information for the year ended December 31, 2005 for these committees of the CoTherix Board:

Name	Audit		Compensation		Nominating and Corporate Governance
Mr. Robert B. Chess					X
Mr. Bradford S. Goodwin	X		X
Mr. David W. Gryska	X	*
Dr. James I. Healy			X		X	*
Mr. Daniel S. Janney	X	(1)			X
Mr. Howard B. Rosen	X	(2)
Mr. Nicholas J. Simon, III			X	*
Total meetings in the year ended December 31, 2005	11		2		1

*	Committee Chairperson

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(1)	Mr. Janney resigned from the Audit Committee effective September 20, 2005 and rejoined the Audit Committee effective October 10, 2006.
(2)	Mr. Rosen joined the Audit Committee effective September 20, 2005 and resigned from the CoTherix Board and the Audit Committee effective October 10, 2006.

The CoTherix Board has determined that each member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meets the applicable rules and regulations regarding “independence” and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to the Company. Below is a description of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as the Stock Option Committee.

Audit Committee

The Audit Committee of the CoTherix Board oversees the Company’s corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting and accounting practices; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company’s annual reports on Form 10-K and quarterly reports on Forms 10-Q; and discusses with management and the independent auditors the results of the annual audit and the results of the reviews of the Company’s quarterly financial statements.

Three (3) directors comprise the Audit Committee: Messrs. Goodwin, Gryska and Janney. Mr. Janney rejoined the Audit Committee on October 10, 2006, on which date Mr. Rosen resigned from the CoTherix Board and Audit Committee. The Audit Committee met eleven (11) times during the year ended December 31, 2005. The CoTherix Board has adopted a written Audit Committee Charter, which is available on the Company’s website at www.cotherix.com.

The CoTherix Board annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that Messrs. Goodwin, Gryska and Janney of the Company’s Audit Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

The CoTherix Board has determined that Mr. Goodwin and Mr. Gryska each qualify as an “audit committee financial expert,” as defined in applicable SEC rules. The CoTherix Board made a qualitative assessment of Mr. Goodwin’s and Mr. Gryska’s level of knowledge and experience based on a number of factors, including their formal education and experience as a senior financial officers for public reporting companies and Mr. Gryska’s experience at a nationally recognized accounting firm.

Compensation Committee

The Compensation Committee of the CoTherix Board reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company’s executive officers and other officers; reviews and approves the compensation and other terms of employment of the Company’s Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive

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officers; and administers the Company’s stock option and purchase plans, 401(k) plan, other employee benefits plans and similar programs. Three (3) directors comprise the Compensation Committee: Dr. Healy and Messrs. Goodwin and Simon. All members of the Company’s Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met two (2) times during the year ended December 31, 2005.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the CoTherix Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the CoTherix Board), reviewing and evaluating incumbent directors, recommending to the CoTherix Board for selection candidates for election to the CoTherix Board, making recommendations to the CoTherix Board regarding the membership of the committees of the CoTherix Board, assessing the performance of the CoTherix Board, reviewing and assessing the adequacy of the Company’s corporate governance policies, establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company with respect to legal and regulatory compliance matters (except those within the scope of the Audit Committee’s responsibility as described above) and reviewing and addressing stockholder communications as appropriate. Our Nominating and Corporate Governance Committee charter can be found on our corporate website at www.cotherix.com. Three (3) directors comprise the Nominating and Corporate Governance Committee: Dr. Healy and Messrs. Chess and Janney. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee met one (1) time during the year ended December 31, 2005.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the highest professional and personal ethics and values, broad experience at the policy-making level in business, government, education, technology or public interest, a commitment to enhancing stockholder value and sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Candidates for director nominees are reviewed in the context of the current composition of the CoTherix Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting its assessment of director candidates, the Nominating and Corporate Governance Committee considers various and relevant career experience, relevant skills, such as an understanding of the biotechnology and pharmaceutical business, drug development, sales and marketing and business operations, financial expertise, diversity, local and community ties and such other factors as it deems appropriate given the current needs of the CoTherix Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews each such director’s overall service to the Company during his or her term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such director’s independence. In the case of new director candidates, the committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee may use its network of contacts to compile a list of potential candidates, or may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee meets to discuss and consider each such candidate’s qualifications and then selects a nominee for recommendation to the CoTherix Board. All nominees for election to the CoTherix Board shall be approved by a majority of the independent directors on the CoTherix Board. In 2005, the Company paid fees on behalf of the Nominating and Corporate Governance Committee to a third party professional search firm to assist in the process of identifying and evaluating director candidates.

The Nominating and Corporate Governance Committee will not evaluate director candidates differently based on who has made the proposal. The Committee will consider candidates for the CoTherix Board from any reasonable candidates, including stockholder recommendations.

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Stockholders may propose bona fide director candidates for consideration by the Nominating and Corporate Governance Committee. Any such recommendations should be directed to the address of our principal corporate offices at 2000 Sierra Point Parkway, Suite 600, Brisbane, California 94005, Attn: Secretary. In addition, the Company’s bylaws permit stockholders to nominate directors at an annual meeting of the stockholders. To nominate a director, a stockholder must (i) furnish the Company with the information required by the Company’s bylaws, (ii) in some cases deliver a proxy statement and form of proxy to holders of a sufficient number of shares of common stock to elect such nominee, and (iii) give timely notice to the Secretary of the Company in accordance with the Company’s bylaws, which require that the notice be received by the Secretary of the Company within the time periods described below for stockholder proposals not intended to be included in the Company’s proxy statement and proxy card. A copy of the Company’s bylaws may be obtained by making a written request to our Secretary at the address of our principal corporate offices set forth above.

The Company did not receive a director nominee recommendation from any stockholder (or group of stockholders) that beneficially owns more than five percent of the Company’s common stock.

Stock Option Committee

The Stock Option Committee of the CoTherix Board was established by the Compensation Committee of the CoTherix Board in January 2005 and operates pursuant to a written charter. The Stock Option Committee, currently comprised of Mr. Santel and Ms. Gray-Smith (who joined the committee in September 2006), has the authority to approve grants of options to employees and consultants of the Company other than employees with a level of seniority commencing at Vice President, in amounts not to exceed 100,000 shares of common stock per month in the aggregate, and not to exceed 40,000 shares for any single optionee. All option grants outside of the terms of the Stock Option Committee charter require Compensation Committee approval.

Meetings of the CoTherix Board

The CoTherix Board met eight (8) times during the year ended December 31, 2005. Each member of the CoTherix Board attended 75% or more of the aggregate of the meetings of the CoTherix Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Stockholder Communications with the CoTherix Board

Any stockholder wishing to send written communications to the Company’s CoTherix Board or a specified individual director may do so by sending them to CoTherix at its principal corporate offices at 2000 Sierra Point Parkway, Suite 600, Brisbane, California 94005, Attn: Secretary. Each such communication should set forth the name and address of such stockholder, as they appear on the Company’s books, and if the stock is held by a nominee, the name and address of the beneficial owner of the stock, and the class and the number of shares of the Company’s stock that are owned of record by such record holder and beneficially by such beneficial owner. The Company’s Secretary will relay all relevant and proper communications to the Chair of the Nominating and Corporate Governance Committee of the CoTherix Board for addressing such communications as appropriate.

Code of Ethics and Code of Business Conduct

The Company has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers and a Code of Business Conduct that covers all directors, officers and employees of CoTherix. The Company’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers and the Company’s Code of Business Conduct are posted on the Company’s website at www.cotherix.com. A copy of the Company’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers and the Code of Business Conduct may also be obtained, free of charge, by contacting the Company’s Investor Relations Department at (650) 808-6500. If the Company makes any material amendments to the Code of Ethics for the Chief Executive Officer and Senior Financial Officers or grants any waiver from any provision therefrom to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

Annex I-9

DIRECTORS’ COMPENSATION

The Company’s directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of the CoTherix Board and for meetings of any committees of the CoTherix Board on which they serve. An annual retainer up to $15,000 for directors is paid by the Company in quarterly installments for the periods during which each director serves on the CoTherix Board. In 2005, Mr. Howard Rosen received $4,166 as a retainer for his period of service on the CoTherix Board in 2005, while each other director received a $15,000 annual retainer. The Chair of the CoTherix Board and the Chair of the Audit Committee each received an additional $10,000 annual retainer, which was paid in equal quarterly installments. All of the Company’s directors received $1,500 for each meeting they attended in person and $500 for each meeting they attended by telephone.

Automatic Option Grant Program

In February 2004, the Company’s CoTherix Board approved a program of automatic option grants for non-employee directors under our 2004 Equity Incentive Plan. This program provides for automatic option grants to non-employee directors on the terms specified below; provided that such directors remain members of the Company’s CoTherix Board:

•	Board Members before Initial Public Offering: Dr. Healy and Messrs. Janney, Simon, Goodwin and Chess are our non-employee directors who first joined our CoTherix Board before the closing of our initial public offering and received or will receive options under the automatic option grant program as follows:

•	All of these directors each received an option to purchase 6,060 shares of our common stock on the first trading day of 2005.

•	Each of Dr. Healy and Messrs. Janney and Simon, all of whom served on our CoTherix Board for more than one year prior to our initial public offering, received an option to purchase 9,090 shares of our common stock on the first trading day of 2006, and will receive 9,090 shares on the first trading day of each subsequent year.

•	Messrs. Goodwin and Chess, each of whom served on our CoTherix Board for less than one year prior to our initial public offering, received an option to purchase 6,060 shares of our common stock on the first trading day of 2006 and, starting in 2007, will receive an option to purchase 9,090 shares of our common stock on the first trading day of each year.

•	Board Members after Initial Public Offering: Mr. Gryska is our non-employee director who first joined our CoTherix Board on or after the closing of our initial public offering (a “new director”), and he received, and any future new directors will receive, options under the automatic option grant program as follows:

•	On the director’s first day of Board service, such director received or will receive an initial option for 18,180 shares of our common stock.

•	Starting in the year after a new director joins our CoTherix Board , each such director received or will receive an option to purchase 6,060 shares of our common stock on the date of our next three annual stockholders meetings.

•	Starting in the director’s fifth year of service, a new director will receive an option to purchase 9,090 shares of our common stock on the date of each subsequent annual stockholders meeting.

•	Exercise Price and Payment Method: The exercise price of each non-employee director option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us, if permitted by Company policy. The non-employee director’s options have a 10-year term but expire 12 months after the director leaves our CoTherix Board for any reason.

Annex I-10

•	Exercisability and Vesting Schedule: All director option grants under our 2004 Equity Incentive Plan are early exercisable. Provided that the director continues in service with us, each initial option grant for 18,180 shares vests in 12 equal quarterly installments following the option grant date, and each other option grant vests in four equal quarterly installments following the option grant date.

•	Vesting Acceleration: Options granted to non-employee directors under the automatic option grant program will become fully vested upon a change in control of the Company or upon the director’s death, total and permanent disability or retirement at or after age 65.

Director Option Grants in 2005.

In January 2005, Dr. Healy and Messrs. Chess, Goodwin, Janney and Simon each received an option to purchase 6,060 shares of our common stock at an exercise price of $11.92 per share, in each case pursuant to the automatic option grant program described above. In May 2005, Mr. Gryska received an option to purchase 6,060 shares of our common stock at an exercise price of $7.13 per share pursuant to the automatic option grant program described above. In September 2005, Mr. Rosen received an option to purchase 18,180 shares of our common stock at an exercise price of $14.00 per share in connection with his appointment as a member of the CoTherix Board pursuant to the automatic option grant program described above.

Annex I-11

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s common stock as of March 1, 2006 by: (i) each director; (ii) each of the executive officers named in the summary; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock. Unless otherwise indicated, the principal address of each of the stockholders listed below is c/o CoTherix, Inc., 2000 Sierra Point Parkway, Suite 600, Brisbane, California 94005.

Beneficial Owner	Number of Shares Beneficially Owned(1)	Shares Issuable Pursuant to Options Exercisable Within 60 Days of March 1, 2006(2)	Percent of Total(3)
Entities affiliated with Alta Partners(4) One Embarcadero Center, Suite 4050 San Francisco, CA 94111	2,953,786	—	10.3%

Entities affiliated with Deerfield Capital, L.P.(5) 780 Third Avenue, 37th Floor New York, NY 10017 c/o Hemisphere Management (B.V.I.) Limited Bison Court, Columbus Centre P.O. Box 3460 Road Town, Tortola British Virgin Islands	1,601,636	—	5.6%

Entities affiliated with MPM Capital(6) 601 Gateway Boulevard, Suite 350 South San Francisco, CA 94080	3,572,555	—	12.5%

Pictet Funds-Biotech One Boulevard Royal Luxembourg L-2016 N4	1,491,585	—	5.2%

Sectoral Asset Management Inc.(7) 2120-100 Sherbrooke Street West Montreal PQ H3A 3GA Canada	2,297,870	—	8.0%

Entities affiliated with Sofinnova Venture Partners(8) 140 Geary Street, 10th Floor San Francisco, CA 94108	2,363,154	—	8.3%

Sofinnova Capital IV FCPR(9) 17 rue de Surene 75008 Paris France	1,582,913	—	5.5%

Executive Officers and Directors
Donald J. Santel(10)	599,024	528,553	2.1%
Thomas L. Feldman	388,345	273,345	1.4%
James E. Pennington, M.D.(11)	249,803	157,985	*
Christine E. Gray-Smith(12)	113,344	105,344	*
George W. Mahaffey	72,995	71,433	*
Klara A. Dickinson	76,041	74,479	*
Robert S. Michitarian†	21,875	21,875	*
Robert B. Chess	51,510	51,510	*
Bradford S. Goodwin(13)	51,510	12,120	*
David W. Gryska	24,240	24,240	*
James I. Healy, M.D., Ph.D.(8)(9)(14)	2,417,694	15,150	8.5%
Daniel S. Janney(4)	3,008,326	54,540	10.5%
Howard B. Rosen††	18,180	18,180	*
Nicholas J. Simon, III(6)(15)	3,630,125	54,540	12.7%
All executive officers and directors as a group (14 persons)	10,723,012	1,463,294	37.4%

Annex I-12

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
†	Robert S. Michitarian’s employment with the Company ceased effective as of September 1, 2006.
††	Mr. Rosen resigned from the Board effective October 10, 2006.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities as well as shares of common stock issuable pursuant to options exercisable within a 60-day period, which in this table is within 60 days of March 1, 2006. This table is based upon information supplied by officers, directors and Schedules 13D, 13G and 13F and Forms 3 and 4 filed with the SEC. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.
(2)	Includes shares of our common stock issuable pursuant to options exercisable within 60 days of March 1, 2006.
(3)	Shares of common stock subject to options currently exercisable or convertible, or exercisable or convertible within 60 days of March 1, 2006, are deemed outstanding for purposes of computing the percentage of the person holding the option but are not deemed outstanding for purposes of computing the percentage of any other person. Applicable percentages are based on 28,581,485 shares outstanding on March 1, 2006, adjusted as required by rules promulgated by the SEC.
(4)	Includes 1,942,611 shares held of record by Alta California Partners III, L.P., 62,226 shares held of record by Alta Embarcadero Partners III, LLC, 869,164 shares of record held by Alta BioPharma Partners III, L.P., 58,370 shares held by Alta BioPharma Partners GmbH & Co. Beteiligungs KG and 21,415 shares held by Alta Embarcadero BioPharma Partners III, LLC. Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), and managers of Alta Embarcadero Partners III, LLC. As managing directors and managers of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. The respective general partner of Alta BioPharma Partners III, L.P., the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and the managers of Alta Embarcadero BioPharma Partners III, LLC exercise sole voting and investment power with respect to the shares owned by such funds. Certain principals of Alta Partners III, Inc. are managing directors of Alta BioPharma Management Partners III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta Embarcadero BioPharma Partners III, LLC. As managing directors and managers of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners III, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. Mr. Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), and a manager of Alta Embarcadero Partners III, LLC. As managing director and manager of such funds, Mr. Janney may be deemed to share voting and investment powers over the shares held by the funds. Mr. Janney disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. In November 2005, the Daniel Janney and Noelle Montgomery Family Trust received 869 shares of common stock in conjunction with a distribution by Alta California Partners III, L.P.
(5)	Includes shared voting and dispositive power of 676,628 shares held by Deerfield Capital, L.P., 611,423 shares held by Deerfield Partners, L.P., 65,205 shares held by Deerfield Special Situations Fund, L.P., 925,008 shares held by Deerfield Management Company, L.P., 803,911 shares held by Deerfield International Limited, 121,097 shares held by Deerfield Special Situations International Limited and 1,601,636 shares held by James E. Flynn. Mr. Flynn is a general partner of the Deerfield entities and disclaims beneficial ownership in shares held by the various Deerfield entities except to the extent of his pecuniary interest therein.
(6)	Includes 2,973,884 shares held of record by MPM BioVentures III-QP, L.P., 199,954 shares held of record by MPM BioVentures III, L.P., 89,812 shares held of record by MPM BioVentures III Parallel Fund, L.P., 251,329 shares held of record by MPM BioVentures III GmbH & Co. Beteiligungs KG and 57,576 shares held of record by MPM Asset Management Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Mr. Simon, one of our directors, is a general partner at MPM BioVentures III LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC. Mr. Simon disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(7)	Jerome G. Pfund and Michael L. Sjostrom are the sole shareholders of Sectoral Asset Management Inc. Mr. Pfund, Mr. Sjostrom and Sectoral Asset Management have sole power to vote 284,498 of the shares and sole power to dispose of 2,297,870 shares. Each of Mr. Pfund and Mr. Sjostrom disclaims beneficial ownership of the shares held by Sectoral Asset Management Inc.
(8)

Includes 2,254,413 shares held of record by Sofinnova Venture Partners V, L.P., 74,157 shares held of record by Sofinnova Venture Affiliates V, L.P. and 34,584 shares held of record by Sofinnova Venture Principals V, L.P. Sofinnova Management V, LLC is the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture

Annex I-13

Affiliates V, L.P., and Sofinnova Venture Principals V, L.P. Dr. Healy, one of our directors, is a managing director of Sofinnova Management V, LLC. Sofinnova Management V, LLC has a nominal pecuniary interest in Sofinnova Capital IV FCPR. Dr. Healy disclaims beneficial ownership of any of the shares held by the aforementioned parties, except to the extent of his pecuniary interest therein.

(9)	The managing members of Sofinnova Capital IV FCPR have a nominal pecuniary interest in Sofinnova Management V, LLC.
(10)	Includes 69,690 shares held in a trust for the benefit of Mr. Santel.
(11)	Includes 91,818 shares held in a trust for the benefit of Dr. Pennington.
(12)	Includes 8,000 shares held in a trust for the benefit of Ms. Gray-Smith.
(13)	Includes 39,390 shares held by Mr. Goodwin and his wife as joint tenants. Mr. Goodwin holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Goodwin disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.
(14)	Dr. Healy is a shareholder of the general partner of Sofinnova Capital IV FCPR, a beneficial owner of more than 5% of our voting securities. In addition, Dr. Healy holds a limited partnership interest in Alta Embarcadero Partners III, LLC, a beneficial owner of more than 5% of our voting securities. Dr. Healy disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Capital IV FCPR and Alta Embarcadero Partners III, LLC, except to the extent of his pecuniary interest therein.
(15)	Mr. Simon holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Simon disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.

Annex I-14

EXECUTIVE COMPENSATION AND OTHER

INFORMATION CONCERNING EXECUTIVE OFFICERS

Executive Compensation

The following table sets forth certain compensation information of the Company’s chief executive officer and the four other most highly compensated executive officers of the Company, as determined on the basis of salary and bonuses as of the year ended December 31, 2005 (the “Named Executive Officers”). All information set forth in this table reflects compensation earned by the Named Executive Officers for services with the Company for the year ended December 31, 2005 as well as their compensation for the year ended December 31, 2004.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus		Long-Term Compensation Awards	All Other Compensation
					Securities Underlying Options
Donald J. Santel	2005	$300,804	$90,000		200,000	$—
Chief Executive Officer	2004	$252,322	$150,000		250,000	$—
Thomas L. Feldman	2005	$290,804	$85,000		150,000	$—
President and Chief Business Officer	2004	$252,218	$110,000		422,720	$—
James E. Pennington, M.D.	2005	$280,804	$71,500		100,000	$—
Executive Vice President and Chief	2004	$229,475	$178,125	(1)	222,720	$—
Medical Officer
Christine E. Gray-Smith	2005	$265,804	$83,500		100,000	$11,496	(2)
Executive Vice President, Chief Financial	2004	$175,056	$70,775		149,075	$149,658	(2)
Officer and Secretary
George W. Mahaffey	2005	$226,246	$79,000		40,000	$—
Senior Vice President, Sales and	2004	$161,364	$88,409	(3)	60,000	$—
Marketing

(1)	Represents a $103,125 performance bonus, a $50,000 signing bonus and a $25,000 bonus earned as a result of the closing of our initial public offering.
(2)	Represents relocation allowance.
(3)	Represents a $48,409 performance bonus and a $40,000 signing bonus.

Stock Option Grants in 2005

The following table provides information concerning stock option grants to each of our Named Executive Officers during 2005. No stock appreciation rights have been granted to these individuals.

The shares subject to each option listed in the following table vested as to 25% of the shares upon completion of 12 months of continuous service from March 11, 2005 and the balance of the shares vests in equal monthly installments over the next 36 months of continuous service. In addition, options may vest and become exercisable on an accelerated basis as described below in the sections titled “Executive Compensation—Employment Agreements” and “Executive Compensation—Severance and Change of Control Arrangements.” The options listed in the table aggregate incentive stock options and nonstatutory stock options and vesting schedules are described on an aggregated basis.

Percentages shown under “Percent of Total Options Granted to Employees in 2005” are based on options for an aggregate of 1,487,216 shares granted to our employees during 2005.

Annex I-15

The exercise price of each option granted was equal to the fair market value of our common stock on the date of grant as determined by our CoTherix Board, which has been determined by our CoTherix Board to be the closing price as reported in the Wall Street Journal on the date prior to the date of grant.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by:

•	Multiplying the number of shares of stock subject to a given stock option by the closing price of our common stock as reported on the Nasdaq National Market on December 30, 2005 of $10.58;

•	Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	Subtracting from that result the aggregate option exercise price.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2005	Exercise Price Per Share	Expiration Date	5%	10%
Donald J. Santel	200,000	13%	$8.30	3/10/15	$1,043,604	$2,644,488
Thomas L. Feldman	150,000	10	8.30	3/10/15	782,703	1,983,366
James E. Pennington, M.D.	100,000	7	8.30	3/10/15	521,802	1,322,244
Christine E. Gray-Smith	100,000	7	8.30	3/10/15	521,802	1,322,244
George W. Mahaffey	40,000	3	8.30	3/10/15	208,721	528,898

2005 Stock Option Values

The following table provides information concerning the number of stock options exercised during 2005 and the number of unexercised stock options held as of December 31, 2005, by each of our Named Executive Officers. No stock appreciation rights were exercised by our Named Executive Officers in 2005, and no stock appreciation rights were outstanding at the end of that year.

Amounts presented under the caption “Value Realized” are based on the closing price of our common stock as reported on each exercise date, less the exercise price payable for such shares, multiplied by the number of shares exercised, without taking into account any taxes that might be payable in connection with the transaction. Amounts presented under the caption “Value of Unexercised In-the-Money Options at December 31, 2005” are based on the closing price per share of our common stock as of December 30, 2005 of $10.58 per share, less the exercise price payable for such shares, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

All of Mr. Santel’s options were exercisable as of December 31, 2005, except that (a) with respect to 60,000 shares under Mr. Santel’s option for 100,000, 20,000 of the shares became exercisable on January 1, 2006 and 20,000 shares will become exercisable on each January 1, 2007 and January 1, 2008; and (b) with respect to Mr. Santel’s 200,000 share option grant, 25% of the shares became exercisable on March 11, 2006 and the balance of the shares become exercisable in equal monthly installments over the next 36 months of continuous service.

All of Mr. Feldman’s options were exercisable as of December 31, 2005, except that (a) with respect to 60,000 shares under Mr. Feldman’s option for 75,741 shares, 20,000 of the shares became exercisable on

Annex I-16

January 1, 2006 and 20,000 of the shares will become exercisable on each January 1, 2007 and January 1, 2008; and (b) with respect to Mr. Feldman’s 150,000 share option grant, 25% of the shares became exercisable on March 11, 2006 and the balance of the shares become exercisable in equal monthly installments over the next 36 months of continuous service.

Dr. Pennington’s option for 222,720 shares became exercisable in full as of January 1, 2006. With respect to Dr. Pennington’s 100,000 share option grant, 25% of the shares became exercisable on March 11, 2006 and the balance of the shares become exercisable in equal monthly installments over the next 36 months of continuous service.

All of Ms. Gray-Smith’s options were exercisable as of December 31, 2005, except that (a) with respect to 59,038 shares under Ms. Gray-Smith’s option for 105,652 shares, 23,307 of the shares became exercisable on January 1, 2006, 23,307 of the shares will become exercisable on January 1, 2007 and the remaining 12,424 shares will become exercisable on January 1, 2008; and (b) with respect to Ms. Gray-Smith’s 100,000 share option grant, 25% of the shares became exercisable on March 11, 2006 and the balance of the shares become exercisable in equal monthly installments over the next 36 months of continuous service.

Mr. Mahaffey’s option for 60,600 shares became exercisable in full as of January 1, 2006. With respect to Mr. Mahaffey’s 40,000 share option grant, 25% of the shares became exercisable on March 11, 2006 and the balance of the shares become exercisable in equal monthly installments over the next 36 months of continuous service.

Any shares purchased under unvested options with an early exercise provision will be subject to repurchase by the Company, at the original exercise price paid per share, upon the optionee’s cessation of service with us, prior to the full vesting of such shares.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Donald J. Santel	—	$—	454,387	260,000	$3,721,537	$790,800
Thomas L. Feldman	50,000	451,770	312,720	210,000	2,514,514	676,800
James E. Pennington, M.D.	—	—	91,818	139,084	871,436	598,942
Christine E. Gray-Smith	2,970	10,691	84,037	159,038	528,560	599,325
George W. Mahaffey	—	—	60,600	40,000	381,150	91,200

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

We have an employment agreement with Mr. Santel, our Chief Executive Officer, and have entered into offer letters with other officers of the Company which provide that the employment of the applicable executive officer is at-will and may be altered or terminated by either such executive officer or us at anytime.

Donald J. Santel. We entered into an executive employment agreement, dated October 8, 2003, with Mr. Santel, our Chief Executive Officer, which was amended effective August 30, 2004. The amendment provided for an annual base salary of $285,000, an annual bonus of up to 35% of his annual base salary upon achievement of certain performance goals mutually agreed upon by Mr. Santel and the CoTherix Board and an option grant of 250,000 shares of our common stock. The 250,000 option grant, which became immediately exercisable, vested as to 25% of the shares on August 30, 2005 and the balance of the shares vest in equal monthly installments over the next 36 months of continuous service. Mr. Santel’s 2006 base salary has been set by the CoTherix Board at $350,000 with an annual bonus of up to 50% of his base salary upon achievement of certain performance goals mutually agreed upon by Mr. Santel and the CoTherix Board.

Annex I-17

On November 19, 2006, the Compensation Committee of the CoTherix Board approved the Company’s entering into a Change in Control Severance Agreement with Mr. Santel (the “Santel Agreement”). Under the Santel Agreement, in the event that the Company terminates Mr. Santel’s employment without cause or in the event that Mr. Santel terminates his employment for good reason, in either case within 12 months after a change in control of the Company, Mr. Santel would be entitled to receive a cash lump sum payment equal to (i) the sum of Mr. Santel’s highest annual base salary during the term of his employment and target annual bonus for the year in which the termination occurs, multiplied by (ii) 2.0. (For these purposes, the terms “cause,” “good reason” and “change in control” are each as defined in the Santel Agreement.) In addition, in such circumstances, Mr. Santel will also be entitled to (i) a pro-rata bonus for the year in which the termination occurs (based on the number of days the executive is employed during such year); (ii) payment or reimbursement for the cost of the premiums charged to continue his medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act for a period of up to two years following the termination (including premiums for eligible dependents); (iii) accelerated vesting of outstanding stock options; and (iv) at Mr. Santel’s election, either a cash payment equal to $15,000 to be used for transition support services, or transition support services through an outplacement firm selected by the Company. In addition, should Mr. Santel’s benefits be subject to the excise tax imposed under Section 280G of the U.S. Internal Revenue Code of 1986 (“Section 280G”), the Company will make an additional payment to Mr. Santel so that the net amount of such payment (after taxes) received by Mr. Santel is sufficient to pay the excise tax due (a “gross-up payment”). Mr. Santel’s right to benefits under the Santel Agreement is subject to his executing a release of claims in favor of the Company upon the termination of his employment.

Thomas L. Feldman. We entered into an offer letter in December 2003 with Mr. Feldman that was amended effective August 30, 2004. The agreement provided for a signing bonus of $30,000 and the amendment provided for a base salary of $275,000, with a target annual bonus of up to 35% of his annual base salary upon achievement of certain performance goals established by our Chief Executive Officer and approved by the CoTherix Board and an option grant of 222,720 shares. The 222,720 option grant, which became exercisable in its entirety in January 2006, vested as to 25% of the shares in January 2004 and the balance of the shares vest in equal monthly installments over the next 36 months of continuous service. Mr. Feldman’s 2006 base salary has been set by the CoTherix Board at $315,000 with an annual bonus of up to 45% of his base salary upon achievement of certain performance goals mutually agreed upon by Mr. Feldman and our Chief Executive Officer and approved by the CoTherix Board.

On November 19, 2006, the Compensation Committee of the CoTherix Board approved the Company’s entering into Change in Control Severance Agreement with Mr. Feldman (the “Feldman Agreement”). Under the Feldman Agreement, in the event that the Company terminates Mr. Feldman’s employment without cause or in the event that Mr. Feldman terminates his employment for good reason, in either case within 12 months after a change in control of the Company, Mr. Feldman would be entitled to receive a cash lump sum payment equal to

(i) the sum of Mr. Feldman’s highest annual base salary during the term of his employment and target annual bonus for the year in which the termination occurs, multiplied by (ii) 1.5. (For these purposes, the terms “cause,” “good reason” and “change in control” are each as defined in the Feldman Agreement.) In addition, in such circumstances, Mr. Feldman will also be entitled to (i) a pro-rata bonus for the year in which the termination occurs (based on the number of days the executive is employed during such year); (ii) payment or reimbursement for the cost of the premiums charged to continue his medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act for a period of up to 18 months following the termination (including premiums for eligible dependents); (iii) accelerated vesting of outstanding stock options; and (iv) at Mr. Feldman’s election, either a cash payment equal to $15,000 to be used for transition support services, or transition support services through an outplacement firm selected by the Company. Mr. Feldman’s right to benefits under the Feldman Agreement is subject to his executing a release of claims in favor of the Company upon the termination of his employment.

James E. Pennington. We entered into an offer letter in February 2004 with Dr. Pennington providing for an annual base salary of $250,000, a $50,000 signing bonus, eligibility to receive a $25,000 bonus after the

Annex I-18

signing of a license agreement for an additional compound, a $25,000 bonus as a result of the closing of our initial public offering, which was consummated in October 2004 and an option grant of up to 222,720 shares of our common stock, all of which were granted by the CoTherix Board. The 222,720 option grant, which became exercisable in its entirety in January 2006, vested as to 25% of the shares on February 2, 2004 and the balance of the shares vest in equal monthly installments over the next 36 months of continuous service. Dr. Pennington’s 2006 base salary has been set by the CoTherix Board at $293,000 with an annual bonus of up to 35% of his base salary upon achievement of certain performance goals mutually agreed upon by Dr. Pennington and our Chief Executive Officer and approved by the CoTherix Board.

On November 19, 2006, the Compensation Committee of the CoTherix Board approved the Company’s entering into Change in Control Severance Agreement with Dr. Pennington (the “Pennington Agreement”). Under the Pennington Agreement, in the event that the Company terminates Dr. Pennington’s employment without cause or in the event that Dr. Pennington terminates his employment for good reason, in either case within 12 months after a change in control of the Company, Dr. Pennington would be entitled to receive a cash lump sum payment equal to (i) the sum of Dr. Pennington’s highest annual base salary during the term of his employment and target annual bonus for the year in which the termination occurs, multiplied by (ii) 1.5. (For these purposes, the terms “cause,” “good reason” and “change in control” are each as defined in the Pennington Agreement.) In addition, in such circumstances, Dr. Pennington will also be entitled to (i) a pro-rata bonus for the year in which the termination occurs (based on the number of days the executive is employed during such year); (ii) payment or reimbursement for the cost of the premiums charged to continue his medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act for a period of up to 18 months following the termination (including premiums for eligible dependents); (iii) accelerated vesting of outstanding stock options; and (iv) at Dr. Pennington’s election, either a cash payment equal to $15,000 to be used for transition support services, or transition support services through an outplacement firm selected by the Company. Dr. Pennington’s right to benefits under the Pennington Agreement is subject to his executing a release of claims in favor of the Company upon the termination of his employment.

Christine E. Gray-Smith. We entered into an offer letter in March 2004 with Ms. Gray-Smith providing for an annual base salary of $245,000, an after-tax relocation allowance not to exceed $110,000, a target annual bonus of 30% of her annual base salary upon achievement of certain performance goals established by our Chief Executive Officer and approved by the CoTherix Board and an option grant of 149,075 shares. The 149,075 option grant, which becomes exercisable in installments through January 2008, vested as to 25% of the shares in April 2005 and the balance of the shares vest in equal monthly installments over the next 36 months of continuous service. Ms. Gray-Smith’s 2006 base salary has been set by the CoTherix Board at $283,000 with an annual bonus of up to 35% of her base salary upon achievement of certain performance goals mutually agreed upon by Ms. Gray-Smith and our Chief Executive Officer and approved by the CoTherix Board.

On November 19, 2006, the Compensation Committee of the CoTherix Board approved the Company’s entering into Change in Control Severance Agreement with Ms. Gray-Smith (the “Gray-Smith Agreement”). Under the Gray-Smith Agreement, in the event that the Company terminates Ms. Gray-Smith’s employment without cause or in the event that Ms. Gray-Smith terminates his employment for good reason, in either case within 12 months after a change in control of the Company, Ms. Gray-Smith would be entitled to receive a cash lump sum payment equal to (i) the sum of Ms. Gray-Smith’s highest annual base salary during the term of his employment and target annual bonus for the year in which the termination occurs, multiplied by (ii) 1.5. (For these purposes, the terms “cause,” “good reason” and “change in control” are each as defined in the Gray-Smith Agreement.) In addition, in such circumstances, Ms. Gray-Smith will also be entitled to (i) a pro-rata bonus for the year in which the termination occurs (based on the number of days the executive is employed during such year); (ii) payment or reimbursement for the cost of the premiums charged to continue his medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act for a period of up to 18 months following the termination (including premiums for eligible dependents); (iii) accelerated vesting of outstanding stock options; and (iv) at Ms. Gray-Smith’s election, either a cash payment equal to $15,000 to be used for transition support services, or transition support services through an outplacement firm selected by the Company.

Annex I-19

Ms. Gray-Smith’s right to benefits under the Gray-Smith Agreement is subject to her executing a release of claims in favor of the Company upon the termination of her employment.

George W. Mahaffey. We entered into an offer letter in March 2004 with Mr. Mahaffey providing for an annual base salary of $200,000, a target annual bonus of 30% of his annual base salary upon achievement of certain performance goals established by our Chief Executive Officer and approved by the CoTherix Board , a $40,000 signing bonus and options to purchase common stock, with respect to which the Board granted an option to purchase 60,600 shares of common stock. The 60,600 option grant, which became fully exercisable in January 2006, vested as to 25% of the shares in March 2005 and the balance of the shares vest in equal monthly installments over the next 36 months of continuous service. Mr. Mahaffey’s 2006 base salary has been set by the CoTherix Board at $248,000 with an annual bonus of up to 30% of his base salary upon achievement of certain performance goals mutually agreed upon by Mr. Mahaffey and our Chief Executive Officer and approved by the CoTherix Board.

On November 19, 2006, the Compensation Committee of the CoTherix Board approved the Company’s entering into Change in Control Severance Agreement with Mr. Mahaffey (the “Mahaffey Agreement”). Under the Mahaffey Agreement, in the event that the Company terminates Mr. Mahaffey’s employment without cause or in the event that Mr. Mahaffey terminates his employment for good reason, in either case within 12 months after a change in control of the Company, Mr. Mahaffey would be entitled to receive a cash lump sum payment equal to (i) the sum of Mr. Mahaffey’s highest annual base salary during the term of his employment and target annual bonus for the year in which the termination occurs, multiplied by (ii) 1.0. (For these purposes, the terms “cause,” “good reason” and “change in control” are each as defined in the Mahaffey Agreement.) In addition, in such circumstances, Mr. Mahaffey will also be entitled to (i) a pro-rata bonus for the year in which the termination occurs (based on the number of days the executive is employed during such year); (ii) payment or reimbursement for the cost of the premiums charged to continue his medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act for a period of up to 12 months following the termination (including premiums for eligible dependents); (iii) accelerated vesting of outstanding stock options; and (iv) at Mr. Mahaffey’s election, either a cash payment equal to $10,000 to be used for transition support services, or transition support services through an outplacement firm selected by the Company. Mr. Mahaffey’s right to benefits under the Mahaffey Agreement is subject to his executing a release of claims in favor of the Company upon the termination of his employment.

Report of the Compensation Committee of the CoTherix Board on Executive Compensation

The Compensation Committee of the CoTherix Board is responsible for formulating the Company’s compensation policies, administering the Company’s stock option and purchase plans, granting stock options and other stock-related awards, determining the aggregate compensation of non-officer employees, and reviewing, analyzing and approving the compensation structure for our chief executive officer (“CEO”), and our executive and non-executive officers each year. The Compensation Committee, comprised of non-employee directors, has the exclusive authority to establish the level of base salary and bonus payable to the CEO and the other executive and non-executive officers of the Company and acts periodically to evaluate the effectiveness of the compensation program in linking Company performance and executive pay. We believe that the composition of our Compensation Committee meets the requirements of independence under the applicable Nasdaq and SEC rules and regulations. In 2005, we adopted a new Compensation Committee Charter containing a more detailed description of the functions of the Compensation Committee, which is available in the “Governance” section of the Company’s website at www.cotherix.com.

Compensation Philosophy.

Our compensation philosophy and strategy is intended to attract, retain and motivate talented executives, to reward achievement of sustained, measurable results, to align executive compensation with our long- and short- term business objectives, and to remain competitive with companies that seek similarly qualified executives. We

Annex I-20

consider compensation surveys of comparable companies in our industry and of our general industry to establish guidelines or formulas in determining the amount and mix of compensation elements for each executive officer. For 2005, key factors affecting our decisions included the nature and scope of the executive officer’s responsibilities and their effectiveness in leading our initiatives to achieve corporate and individual objectives.

Base Salary.

The base salary of each executive officer is reviewed at least annually and adjustments are generally made in the first quarter of the year, retroactive to the first day of the year, to reflect, among other things, promotions, changes in job description or responsibilities, and market conditions. Each year the Compensation Committee reviews independent compensation surveys and compares salary levels of its executive officers with those of comparable positions in similarly situated companies in order to determine the competitiveness of the Company’s base salaries for its executive officers. In setting annual base salaries, the Compensation Committee also reviews and evaluates the performance of the activity for which the executive has responsibility, the impact of that activity on the Company and the skills and experience required for the job. Adjustments to each individual’s base salary are made in connection with annual performance reviews.

Discretionary Bonus.

To reinforce the attainment of Company goals, the Company believes that a substantial portion of the annual compensation of each executive officer should be in the form of variable discretionary incentive pay. The Compensation Committee has established a bonus target for each executive and non-executive officer expressed as a percentage of base salary, ranging from 25% to 50%. The Compensation Committee determined actual 2005 bonuses for its CEO solely based on the achievement of corporate performance objectives, and for other executive officers based on both corporate and individual performance objectives. The Compensation Committee determined that the Company achieved 75% of its 2005 corporate performance objectives, and accordingly, the bonus awards paid reflect those results in addition to the individual accomplishments of the executive officers. The actual 2005 bonuses received by our Named Executive Officers are disclosed in the “Summary Compensation Table” in our proxy statement for our 2006 annual meeting.

Mr. Santel’s bonus was based on factors discussed below under “CEO Compensation.” Mr. Feldman’s bonus was based in part on building the sales and marketing organization, achieving the U.S. commercial launch of Ventavis and exceeding sales targets. Dr. Pennington’s bonus was based in part on his leadership role in our research and development programs. Ms. Gray-Smith’s bonus was determined based in part on her leadership role in successfully implementing an effective system of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and establishing financial infrastructure to support our product launch, as well as securing financing for our operation in the successful completion of two follow-on offerings in 2005. Mr. Mahaffey, who became a Named Executive Officer in 2005, received a bonus based in part on his leadership in connection with the launch of Ventavis and for exceeding sales targets for Ventavis.

Long-Term Incentive Compensation.

Generally, a significant stock option grant is made in the year that an executive officer commences employment. Thereafter, option grants may be made at varying times and in varying amounts at the discretion of the Compensation Committee. Generally, the size of each grant is set at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual’s position with the Company, the individual’s potential for future responsibility and promotion, the individual’s performance in the recent period, the exercise prices of that individual’s outstanding options relative to current market value, and the number of unvested options held by the individual at the time of the new grant. The relative weight given to each of these factors varies from individual to individual at the Compensation Committee’s discretion. Consistent with the Company’s policy described above, in 2005 the Compensation Committee approved option grants to its executive officers. The option grants to our Named Executive Officers are disclosed in the “Summary Compensation Table” in our proxy statement for our 2006 annual meeting.

Annex I-21

CEO Compensation.

The determination by the Compensation Committee of the CEO’s remuneration generally is based upon methods consistent with those used for other executive officers, except that the CEO’s discretionary bonus is based solely on the achievement of corporate performance objectives. The Compensation Committee considers quantitative factors, including the Company’s financial, strategic and operating performance for the year, as well as certain qualitative criteria including leadership, qualities and management skills as exhibited by meeting our business objectives. Specifically, for 2005 the Compensation Committee concluded that Mr. Santel played a pivotal role in leading the Company to achieve the following corporate performance objectives:

•	successfully launching commercial sales of Ventavis in the U.S. and exceeding sales targets of Ventavis;

•	closing two follow-on offerings in 2005;

•	obtaining the necessary approvals for the administration of Ventavis using the I-neb device;

•	initiating the Phase II ACTIVE Trial; and

•	meeting other operational and compliance objectives.

The Compensation Committee believes that the continued commitment and leadership of our executive officers through 2005 were and continue to be important factors in the Company’s progress.

Compliance with Internal Revenue Code Section 162(m).

Section 162(m) of the U.S. Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1 million paid to any of its five most highly compensated executive officers. However, compensation which qualifies as “performance-based” is excluded from the $1 million limit if certain requirements are met. The Compensation Committee does not presently expect total cash compensation payable for salaries to exceed the $1 million limit for any individual executive. The Compensation Committee will continue to monitor the compensation levels potentially payable under the Company’s cash compensation programs, but intends to retain the flexibility necessary to provide total cash compensation in line with competitive practices, our compensation philosophy and the best interests of the stockholders.

Compensation Committee Interlocks and Insider Participation

As noted above, the Company’s Compensation Committee consists of Dr. Healy and Messrs. Goodwin and Simon. None of the Company’s executive officers serve as a member of the CoTherix Board or compensation committee of any entity that has one or more executive officers who serve on the CoTherix Board or Compensation Committee.

Annex I-22

Stock Performance Graph

The graph set forth below compares the cumulative total stockholder return on the Company’s common stock for the period commencing on October 15, 2004, the first trading day of the Company’s common stock on the Nasdaq National Market, and ending on December 30, 2005, with the cumulative total return of (i) the Nasdaq Stock Market (U.S.) Index and (ii) the Nasdaq Biotechnology Index, over the same period. This graph assumes the investment of $100.00 on October 15, 2004 in the common stock, or on September 30, 2004 in the Nasdaq Stock Market (U.S.) Index and the Nasdaq Biotechnology Index, and assumes the reinvestment of dividends, if any.

The comparisons shown in the graph below are based upon historical data. The Company cautions that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of the common stock. Information used in the graph was obtained from a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

Annex I-23

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Investor Rights Agreement

We have entered into an investor rights agreement with certain of our stockholders. Pursuant to the investor rights agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form is available to us. These rights shall terminate altogether five years after the effective date of the closing of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell within a three-month period all of its shares pursuant to Rule 144 under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares included in any such registration under certain circumstances.

Agreements with Executive Officers and Directors

We have entered into employment agreements and change of control agreements with our executive officers. For more information regarding these agreements, see “Employment and Change of Control Agreements.”

Indemnification Agreements

As permitted by Delaware law, the Company has adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of the Company’s directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of CoTherix. In addition, the amended and restated certificate of incorporation provides that the Company’s directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or the Company’s stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. The Company maintains liability insurance which insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify the Company’s directors and officers.

In addition, the Company has entered into separate indemnification agreements with each director and officer and other covered persons. These agreements, among other things, require the Company to indemnify each director, officer and other covered person to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or officer. At present, the Company is not aware of any pending or threatened litigation or proceeding involving any of the Company’s directors, officer, employees or agents in which indemnification would be required or permitted. The Company believes provisions in our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Annex I-24

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

We prepare Section 16(a) forms on behalf of our executive officers and all of our directors except Mr. Simon. We prepare such forms based on information provided by such executive officers and directors. Based solely on review of this information, or written representations from reporting persons that no other reports were required, we believe that, during the year ended December 31, 2005, our executive officers, directors and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements.

Annex I-25

Annex II

Opinion of CIBC World Markets Corp. to the CoTherix Board

[LETTERHEAD OF CIBC WORLD MARKETS CORP.]

November 19, 2006

The Board of Directors

CoTherix, Inc.

2000 Sierra Point Parkway, Suite 600

Brisbane, California 94005

Members of the Board:

You have asked CIBC World Markets Corp. (“CIBC World Markets”) to render a written opinion (“Opinion”) to the Board of Directors of CoTherix, Inc. (“CoTherix”) as to the fairness, from a financial point of view, to the holders of the common stock of CoTherix, other than Actelion US Holding Company (“Actelion”), Curl Acquisition Subsidiary, Inc., a wholly owned subsidiary of Actelion (“Merger Sub”), and their respective affiliates, of the Cash Consideration (as defined below) provided for in the Agreement and Plan of Merger, dated as of November 19, 2006 (the “Merger Agreement”), among Actelion, Merger Sub and CoTherix. The Merger Agreement provides that, among other things, (i) Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of CoTherix (“CoTherix Common Stock”) at a purchase price of $13.50 per share in cash (the “Cash Consideration” and, such tender offer, the “Tender Offer”), and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into CoTherix pursuant to which each outstanding share of CoTherix Common Stock not previously tendered in the Tender Offer will be converted into the right to receive the Cash Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”).

In arriving at our Opinion, we:

(a)	reviewed the Merger Agreement;

(b)	reviewed audited financial statements of CoTherix for the fiscal years ended December 31, 2004 and December 31, 2005 and a draft prepared by the management of CoTherix of unaudited financial statements of CoTherix for the period ended September 30, 2006;

(c)	reviewed financial forecasts and estimates relating to CoTherix prepared by the management of CoTherix;

(d)	held discussions with the senior management of CoTherix with respect to the business and prospects of CoTherix;

(e)	held discussions, at the direction of CoTherix, with selected third parties to solicit indications of interest in a possible acquisition of CoTherix;

(f)	reviewed historical market prices and trading volumes for CoTherix Common Stock;

(g)	reviewed and analyzed certain publicly available financial data for companies that we deemed generally comparable to CoTherix;

(h)	reviewed and analyzed certain publicly available information for transactions that we deemed relevant in evaluating the Transaction;

(i)	analyzed the estimated present value of the future cash flows of CoTherix based on financial forecasts and estimates prepared by the management of CoTherix;

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The Board of Directors

CoTherix, Inc.

November 19, 2006

(j)	reviewed the premiums paid, based on publicly available information, in public transactions we deemed relevant in evaluating the Transaction;

(k)	reviewed other public information concerning CoTherix; and

(l)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by CoTherix and its employees, representatives and affiliates or otherwise reviewed by us. With respect to the financial forecasts and estimates relating to CoTherix referred to above, we have assumed, at the direction of the management of CoTherix, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of CoTherix as to the future financial condition and operating results of CoTherix. We have relied, at the direction of the management of CoTherix, without independent verification or investigation, on the assessments of the management of CoTherix as to the existing and future products and product candidates of CoTherix and the risks associated therewith (including, without limitation, the probability of successful testing, development and marketing and approval by appropriate governmental authorities of, and the potential impact of competition on, such products and product candidates). We have assumed, with the consent of CoTherix, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals and consents with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CoTherix or the Transaction in any respect material to our Opinion.

We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of CoTherix. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of CoTherix. We express no view as to, and our Opinion does not address, any terms or other aspects of the Transaction (other than the Cash Consideration to the extent expressly specified herein) or any aspect or implication of any tender and voting or other agreement, arrangement or understanding entered into in connection with or otherwise contemplated by the Transaction. We express no view as to, and our Opinion does not address, the underlying business decision of CoTherix to proceed with or effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies that might exist for CoTherix or the effect of any other transaction in which CoTherix might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to CoTherix in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. We and our affiliates in the past have provided services to CoTherix unrelated to the Transaction, for which services we and our affiliates have received compensation,

Annex II-2

The Board of Directors

CoTherix, Inc.

November 19, 2006

including having acted as joint bookrunner in connection with certain equity offerings of CoTherix. In addition, certain employees (including a managing director of the healthcare group) of CIBC World Markets currently hold an indirect investment in shares of CoTherix Common Stock through a fund which holds or is affiliated with an entity which holds such shares. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of CoTherix and certain affiliates of Actelion for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by holders of CoTherix Common Stock (other than Actelion, Merger Sub, and their respective affiliates) is fair, from a financial point of view, to such holders. This Opinion is for the use of the Board of Directors of CoTherix in its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of CoTherix Common Stock in the Tender Offer or how such stockholder should vote or act with respect to any matters relating to the Transaction.

Very truly yours,

/s/ CIBC World Markets Corp.

CIBC WORLD MARKETS CORP.

Annex II-3

Annex III

Text of Section 262 of the Delaware General Corporation Law

Title 8, Corporations; Chapter 1, General Corporation Law; Subchapter IX. Merger Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

Annex III-1

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days

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prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

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